18000687

SECU[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

624 South Grand Avenue, Suite 2410
(No. and Street)

Los Angeles	CA	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucus, Horsfall, Murphy & Pindroh, LP
(Name – *if individual, state last, first, middle name*)

100 East Corson St., Suite 200	Pasadena	CA	91103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31 2017, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

See CA Jurat Below

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES
Subscribed and sworn to (or affirmed) before me on this 23rd **day of** February, 2018, **by** William K. Doyle, **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature __________ **(Seal)**

MUTHIAH NACHIAPPAN
COMM. # 2175823
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. JAN. 13, 2021

Kerlin Capital Group, LLC

Financial Statements

December 31, 2017

Kerlin Capital Group, LLC

INDEX TO FINANCIAL STATEMENTS

Lucas | Horsfall
ACCOUNTANTS + ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Directors of
Kerlin Capital Group, LLC
Los Angeles, California

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Kerlin Capital Group, LLC (a California Limited Liability Company), as of December 31, 2017 and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in tech United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Supplementary information contained in Schedules I and II on pages 10 - 11 has been subjected to audit procedures performed in conjunction with the audit of Kerlin Capital Group, LLC's financial statements. The Supplementary Schedule is the responsibility of Kerlin Capital Group, LLC management. Our audit procedures included determining whether the Supplementary Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Schedule. In forming our opinion on the Supplementary Schedule, we evaluated whether the Supplementary Schedule, including their forms and contents is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lucas, Horsfall, Murphy, + Pindroh, L.L.P.

Pasadena, California
February 23, 2018

Kerlin Capital Group, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 125,964
TOTAL CURRENT ASSETS	125,964
PROPERTY AND EQUIPMENT	
Computer equipment	24,413
Office furniture and equipment	87,151
Automobile	60,573
Leasehold improvements	12,000
Less: accumulated depreciation	(133,998)
PROPERTY AND EQUIPMENT, NET	50,139
OTHER ASSETS	
Deposits and advances	4,366
Investment in private company	8,140
TOTAL OTHER ASSETS	12,506
TOTAL ASSETS	$ 188,609

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 12,917
TOTAL CURRENT LIABILITIES	12,917
COMMITMENTS AND CONTINGENCIES	
MEMBERS' EQUITY	
Members' equity	175,692
TOTAL MEMBERS' EQUITY	175,692
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 188,609

The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF OPERATIONS
For Year Ended December 31, 2017

REVENUE		
Advisory fees, net	$	626,065
Retainer fees, net		13,500
TOTAL REVENUE		639,565
EXPENSES		
Professional fees		257,315
Salaries and wages		53,000
Travel and entertainment		52,458
Occupancy		50,442
Communications and data processing		20,804
Depreciation		17,438
Taxes		9,391
Other expenses		23,385
TOTAL EXPENSES		484,233
NET INCOME	$	155,332

The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2017

Balance at December 31, 2016	$	88,379
Net Income		155,332
Distributions to Members		(68,019)
Balance at December 31, 2017	$	175,692

The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 155,332
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	17,438
Gain on disposal of assets	(8,500)
Change in assets - (increase) decrease:	
Accounts receivable	1,342
Deposits	2,127
Change in liabilities - increase (decrease):	
Accounts payable and accrued expenses	12,837
Net Cash Provided by Operating Activities	180,576
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(52,633)
Net Cash Used in Investing Activities	(52,633)
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions to members	(68,019)
Net Cash Used in Financing Activities	(68,019)
NET CHANGE IN CASH DURING THE YEAR	59,924
CASH, BEGINNING OF PERIOD	66,040
CASH, END OF PERIOD	$ 125,964

SUPPLEMENTAL DISCLOSURE OF CASHFLOW INFORMATION

Taxes paid in cash	$ 7,600

The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the Company) is a "mergers and acquisitions type" FINRA broker/ dealer that provides investment banking, management consulting and strategic planning services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed over the estimated lives of the assets, three to seven years, using accelerated methods, except for leasehold improvements, which are depreciated over the term of the lease, under the straight-line method. The automobile is also depreciated under the straight-line method, assuming a seven-year life.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Uncertain Tax Positions

In accordance with FASB ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2017, the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal tax examinations by tax authorities for years before 2014 and state examinations for years before 2013.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met. At December 31, 2017, the Company had no deferred revenue.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment, the allowance for doubtful accounts and the value of its investment in a private company. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

Fair Value of Financial Instruments

The Company has adopted guidance issued by the FASB that defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles, and expands disclosures about fair value measurements. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories are as follows:

Level Input	Input Definition
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements by level at December 31, 2017 for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Investment in private company	$ -	$ -	$ 8,140	$ 8,140

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (Continued)

The Company invests in a private company, which does not have a quoted market price and is therefore classified as Level III. The Company purchased the investment at its fair value at the date of acquisition. Management reviews the financial results of the operating activities of the private company annually. Management has determined that the financial results have been consistent and the Company's portion of equity in the private company has not significantly changed. Therefore, the investment continues to be recorded at cost, which approximates fair market value, at December 31, 2017.

The following table summarizes our fair value measurements using significant Level III inputs, and changes therein, for the year ended December 31, 2017:

Balance as of December 31, 2016	$	50,000
Transfers in (out) of Level III		-
Net purchases (sales)		-
Net unrealized gains (losses)		(41,860)
Net realized gains (losses)		-
Balance as of December 31, 2017	$	8,140

The Company's financial instruments, including accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company entered into a new sublease on its facilities on December 1, 2017 that set its monthly lease payment at $2,800 per month. The new sublease is on a month-to-month basis cancellable by either party upon 30 days written notice.

Total rent expense for the year ended December 31, 2017, with respect to this lease, totaled $49,237.

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

3. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company was required to maintain net capital of not less than $5,000 at December 31, 2017. The net capital of the Company at December 31, 2017, amounted to $113,027.

4. EXEMPTION FROM THE REQUIREMENT INCLUDING THE EXEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating to customers' securities. The Company is exempt from computing the reserve requirement for the year ended December 31, 2017, under SEC Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision under SEC Rule 15c3-3(k)(2)(i).

5. CONCENTRATIONS

Cash

The Company maintains its cash at financial institutions which may, at times, exceed federally insured limits. Historically, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. There was no uninsured cash at December 31, 2017.

Customers

During the year ended December 31, 2017, the Company generated 82% of Kerlin's net revenues were from two companies.

6. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 23, 2018, the date the financial statements were available to be issued.

Kerlin Capital Group, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2017

Net Capital		
Total members' equity	$	175,692
Deduct members' equity not allowable for new capital		-
Total members' equity qualified for net capital		175,692
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income tax payable		-
Total capital and allowable subordinated borrowings		175,692
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		8,140
Exchange memberships		-
Furniture, equipment, and leasehold improvements, net		50,139
Other Assets		4,366
		62,645
Additional charges for customers' and noncustomers' security accounts		-
Additional charges for customers' and noncustomers' commodity accounts		-
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/proprietary capital charges		-
Other deductions and/or charges		-
Net capital before haircuts on securities positions (tentative net capital)		113,047
Haircuts on securities		
Contractual securities commitments		-
Securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposit, and commercial paper		-
U.S. and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		20
Undue concentrations		-
Net Capital	$	113,027

See Report of Independent Registered Public Accounting Firm

Kerlin Capital Group, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

Aggregate indebtedness	
Items included in statement of financial condition:	
Short-term bank loans (secured by customer's securities)	$ -
Drafts Payable	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Other accounts payable and accrued expenses	12,917
Items not included in statement of financial condition:	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$ 12,917
Computation of basic net capital requirement	
Minimum net capital required:	
Company	5,000
Broker-dealer subsidiary	-
Total	$ 5,000
Excess net capital	$ 108,027
Excess net capital at 120 percent	$ 108,027
Ratio: Aggregate indebtedness to net capital	11.42%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2017.

See Report of Independent Registered Public Accounting Firm

KERLIN CAPITAL GROUP
Private Investment Bankers

January 31, 2018

Exemption Report

I, William K. Doyle, confirm to the best of my knowledge and belief that Kerlin Capital Group, LLC during 2017:

1. Was exempt from the compliance report pursuant to SEC Rule 15c3-3(k)(2)(i), and

2. Met the identified exemption provisions through the most recent fiscal year without exception.

Kerlin Capital Group, LLC is an M&A Type Broker Dealer and does not have customer accounts, hold customer funds or clean any customer transactions.

Sincerely,

William K. Doyle
Managing Partner
Kerlin Capital Group, LLC

Kerlin Capital Group, LLC
624 South Grand Avenue, Suite 2410, Los Angeles, CA 90017
Tel 213.627.3300 Fax 213.947.1073

Kerlin Capital Group, LLC

INDEX TO FINANCIAL STATEMENTS

Lucas Horsfall
ACCOUNTANTS+ADVISORS

Independent Accountant's Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members'
Kerlin Capital Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated in the attached Appendix A with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2017, which were agreed to by Kerlin Capital Group, LLC (a California limited liability company) (the "Company") and the Securities and Exchange Commission, Financial industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the attached Appendix A either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lucas, Horsfall, Murphy, + Pindroh, L.L.P.

Pasadena, California
February 23, 2018

Kerlin Capital Group, LLC
Appendix A

SUMMARY OF PROCEDURES AND FINDINGS

1. Compare the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

Findings: We reviewed the Company's general ledger, a copies of two cancelled checks number 11966 for $37.50 and number 11850 for $108.75, supporting the assessment payment. We noted no differences in the listed assessment payment in Form SIPC-7T with the respective cash disbursement record entries.

2. Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, with the amounts reported in Form SIPC-7T for the year ended December 31, 2017.

Findings: We compared the amounts reported in Form SIPC-7T to the audited Form X- 1 7 A-5 for the year ended December 31, 2017, noting no differences.

3. Compare any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

Findings: The Company had no adjustments to report on Form SIPC-7, as such this step was not applicable to our agreed-upon procedure.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.

Findings: We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the account balances, by footing and recalculating the schedules, noting no differences.

5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed (if applicable).

Findings: There were no overpayments applied to the current assessment, as such, this step was not applicable to our agreed-upon procedures.

KERLIN CAPITAL GROUP

Private Investment Bankers

SEC
Mail Processing
Section

MAR 05 2018

Washington DC
408

February 21, 2018

To Whom It May Concern:

RE: Kerlin Statement Regarding Exemption Requirements

This confirms that Kerlin Capital Group, LLC is an M&A type Broker Dealer and does not hold any customer funds, does not clear customer transactions and has never had customer accounts. This has been the case since Kerlin was formed in 1994 and continues to this date. Kerlin has no intention in the future of holding customer funds, clearing customer transactions or holding customer accounts.

Based on the foregoing, Kerlin is exempt under SEC Rule 15c3-3(k)(2)(i) Computation of Reserve Requirements and Information Relating to Possession or Control Requirements.

William K. Doyle
Managing Partner

Kerlin Capital Group, LLC
624 South Grand Avenue, Suite 2410, Los Angeles, CA 90017
Tel 213.627.3300 Fax 213.947.1073

Lucas Horsfall
ACCOUNTANTS + ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
Kerlin Capital Group, LLC
Los Angeles, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kerlin Capital Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Kerlin Capital Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) Kerlin Capital Group, LLC stated that Kerlin Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year. Kerlin Capital Group, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kerlin Capital Group, LLC compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the management's referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lucas, Horsfall, Murphy, + Pindroh, L.L.P.

Pasadena, California
February 23, 2018